UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*

                        (Name of Issuer)
                    Walker Interactive Syst.

                 (Title of Class of Securities)
                          Common Stock


                         (CUSIP Number)
                            931664106

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1  NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO.
OF PERSON
     THOMSON HORSTMANN & BRYANT, INC.
     22-3508647

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   N/A

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
     A DELAWARE CORPORATION
     SADDLE BROOK, NJ  07663

5  SOLE VOTING POWER
     571,600

6  SHARED VOTING POWER
     26,700

7  SOLE DISPOSITIVE POWER
     903,400

8  SHARED DISPOSITIVE POWER
     NONE

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   903,400

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
     N/A

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.78%

12  TYPE OF REPORTING PERSON *
     IA

ITEM 1.
     (A) WALKER INTERACTIVE SYST.
     (B) MARATHON PLAZA THREE NORTH, 303 2ND ST., SAN FRANCISCO,
CA 94107

ITEM 2.
     (A) THOMSON HORSTMANN & BRYANT, INC.
     (B) PARK 80 WEST, PLAZA ONE, SADDLE BROOK, NJ 07663
     (C) A DELAWARE CORPORATION
     (D) COMMON
     (E) 931664106

ITEM 3.
     (E) INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE
INVESTMENT              ADVISERS ACT OF 1940

ITEM 4.
     (A)  903,400
     (B)  6.78%
     (C) (I)    571,600
          (II)   26,700
          (III) 903,400
          (IV)     NONE

ITEM 5.  N/A

ITEM 6.  N/A

ITEM 7.  N/A

ITEM 8.  N/A

ITEM 9.  N/A


ITEM 10. CERTIFICATION
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Richard A. Horstmann, VP
                                   Date:   1/25/99